EX-FILING FEES

Calculation of Filing Fee Tables

Form S-3
(Form Type)

Ford Motor Credit Company LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee

Newly Registered Securities
Fees to Be Paid	Debt	5.125% Notes due November 5, 2026	457(r)	$1,200,000,000	99.989%	$1,199,868,000	$147.60 per $1,000,000	$177,101
Fees to Be Paid	Debt	Floating Rate Notes due November 5, 2026	457(r)	$400,000,000	100.000%	$400,000,000	$147.60 per $1,000,000	$59,040
Fees to Be Paid	Debt	5.303% Notes due September 6, 2029	457(r)	$900,000,000	100.000%	$900,000,000	$147.60 per $1,000,000	$132,840